May 28, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:	McEwen Mining Inc.
Form 10-K for the Year Ended December 31, 2012, Filed March 11, 2013
Amendment No. 2 to Form 10-K for the Year Ended December 31, 2012, Filed April 25, 2014
Correspondence dated December 27, 2013
Correspondence dated January 28, 2014
Correspondence dated April 25, 2014
Correspondence dated May 13, 2014
File No. 001-33190

Dear Ms. Jenkins:

We refer to your correspondence dated May 13, 2014, addressed to Robert McEwen, CEO of McEwen Mining Inc. (“McEwen Mining”, the “Company” or “we”), relating to the Company’s Annual Reports on Form 10-K and Form 10-K/A for the year ended December 31, 2012 (the “2012 Form 10-K” and “2012 Form 10-K/A”, respectively).  The comments contained in your letter relate to comments raised in previous letters addressed to McEwen Mining, dated December 13, 2013, January 15, 2014, and April 7, 2014, to which we replied on December 27, 2013, January 28, 2014 and April 25, 2014.

This letter contains the responses to the comments contained in your May 13, 2014 letter.

Accordingly, the Company’s responses are as follows:

Amendment No. 2 to Form 10-K for the Year Ended December 31, 2012

Item 9.A. Controls and Procedures, page 2

Comment No. 1

We note that management concluded that disclosure controls and procedures are not effective as of December 31, 2012 due to a material weakness that resulted in not providing the financial statements of a significant equity investee. Please tell us how management is able to continue to conclude the Company’s internal control over financial reporting was effective as of December 31, 2012 or revise management’s report (and the auditor’s report) accordingly. We refer you to paragraph two of Item B.1. in the SEC Release No. 33-8810.

Response

As noted in the Staff’s comment, management concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2012 because of the failure to provide the financial statements of a significant equity investee, Minera Santa Cruz S.A (“MSC”), as required by Rule 3-09 of Regulation S-X (“Rule 3-09”). However, the Company disagrees with the Staff’s statement that management concluded that the disclosure controls and procedures were not effective “due to a material weakness.” In fact, as discussed in more detail below, management concluded that the failure to file the MSC financial statements did not constitute a material weakness in internal control over financial reporting, and the Company’s independent auditors have concurred in this assessment. Further, management has affirmatively concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012 for the reasons set forth below.

No Indication of Material Weakness

As set forth in Rule 1-02(a)(4) of Regulation S-X, a material weakness is “a deficiency, or a combination of deficiencies, in internal control over financial reporting … such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis” (emphasis added). Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 5 provides the same definition of “material weakness” and further provides that a “deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.”

Central to the definitions of “material weakness” and “deficiency” is the risk that misstatements will not be prevented or detected on a timely basis. Applied to the Company, the failure to file the MSC financial statements had no impact on the prevention or detection of misstatements in the Company’s financial statements. The Company adequately and accurately reflected MSC’s financial results in the Company’s financial statements for the year ended December 31, 2012,(1) and timely compliance with the requirements of Rule 3-09 would not have offered any greater assurance that misstatements in the Company’s financial statements would have been prevented or detected. Because MSC is a foreign business, the Company is permitted to file MSC’s financial statements in an amendment to the Company’s annual report

(1)  As previously disclosed, the Company identified an error in the first quarter of 2013 related to the cost of sales reported by MSC under U.S. GAAP for the year and quarter ended December 31, 2012. The error occurred as part of the reconciliation process from Argentine GAAP to U.S. GAAP, and was identified by the Company before the MSC financial statements were audited or due to be filed under Rule 3-09. Compliance with Rule 3-09 would not have contributed to the prevention or detection of the error.

on Form 10-K up to six months after MSC’s fiscal year end. Compliance with Rule 3-09 may, and in fact does, occur after the Company has prepared and filed its financial statements, which incorporate MSC’s results, and compliance with Rule 3-09 consequently has no value in preventing or detecting misstatements on a timely basis.

Because the failure to file the MSC financial statements does not have any impact on the prevention or detection of material misstatements in the Company’s financial statements (let alone result in a “reasonable possibility” that such a misstatement would not be prevented or detected on a timely basis), management concluded, and the Company’s independent auditors concurred, that the failure to file the MSC financial statements was not an indicator of a control deficiency or material weakness(2) and that the Company did not in fact have a material weakness in internal control over financial reporting as of December 31, 2012.

Internal Control Over Financial Reporting v. Disclosure Controls and Procedures

The definition of “internal control over financial reporting” found in Rules 13a-15(f) and 15d-15(f) under the Exchange Act relates closely to the determination of whether there was a material weakness: “a process designed … to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles” (emphasis added).

As discussed above, compliance with the filing requirements of Rule 3-09 offers no greater assurance regarding the reliability of the Company’s financial reporting or the preparation of the financial statements in accordance with generally accepted accounting principles.(3) Rather, compliance with Rule 3-09 results in disclosure to investors of

(2)  Auditing Standard No. 5 identifies several indicators of material weaknesses in internal control over financial reporting: (i) identification of fraud, whether or not material, on the part of senior management; (ii) restatement of previously issued financial statements to reflect the correction of a material misstatement; (iii) identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company’s internal control over financial reporting; and (iv) ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee. See PCAOB Auditing Standard No. 5, paragraph 69. The Company notes that each of these indicators is the type of occurrence that would be expected to increase the possibility of a misstatement in a registrant’s financial statements. The absence of filed financial statements of an equity investee, in contrast, is not the type of occurrence that would cause such a misstatement, particularly when the registrant’s financial statements already reflect the results of the equity investee before the equity investee’s financial statements are filed.

(3)  The Company notes that internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements. Exchange Act Rules 13a-15(f) and 15d-15(f). The failure to file the MSC financial statements did not implicate any of these policies and procedures, and the Company’s management considered these and other policies and procedures in determining that the Company’s internal control over financial reporting was effective as of December 31, 2012.

information regarding significant equity investees and may be waived in certain circumstances if not meaningful to investors.(4)

The Company’s management concluded that, in light of the failure to file the MSC financial statements, the Company’s disclosure controls and procedures were not effective as of December 31, 2012 (i.e. the disclosure controls and procedures were not effective in ensuring that information was timely recorded, processed, summarized and reported). However, management has also concluded that the Company’s failure to file the MSC financial statements did not affect the reliability of the Company’s financial reporting or the preparation of the Company’s financial statements in accordance with GAAP, and that in fact the Company’s internal control over financial reporting for the year ended December 31, 2012 was effective.

Other companies failing to identify the requirement to file the financial statements of significant equity investees under Rule 3-09, as subsequently identified by the Staff, have similarly concluded that internal control over financial reporting was effective for the relevant period. See, e.g., Amendment No. 1 to Form 10-K/A for the year ended December 31, 2011 of Convergys Corporation, filed October 3, 2012, and related Staff comment letters (in response to Staff comments, company filed financial statements of significant equity investee while maintaining management’s conclusion that the company’s internal control over financial reporting was effective as of December 31, 2011); Amendment No. 1 to Form 20-F/A for the year ended December 31, 2012 of Pointer Telocation Ltd., filed October 30, 2013, and related Staff comment letters (company filed financial statements of significant equity investee in response to Staff comments and maintained management’s conclusion that the company’s internal control over financial reporting was effective as of December 31, 2012).

The Company respectfully notes that Release No. 33-8810 addresses considerations in determining the effectiveness of internal control over financial reporting, and that the second paragraph of Section II.B.1 thereof relates to the consequences of a material weakness in internal control over financial reporting (see note 18 to the Release) and not to ineffective disclosure controls and procedures. Release No. 33-8810 does not address the relationship between disclosure controls and procedures and internal control over financial reporting, other than to note that a restatement may impact both (see Section II.B.4).

While internal control over financial reporting and disclosure controls and procedures overlap substantially (with the former comprising a significant component of the latter), a determination that disclosure controls and procedures were not effective does not automatically result in a material weakness or a determination that internal control over financial reporting was not effective. Put differently, an overlooked filing does not increase the possibility of material misstatements in a registrant’s financial statements, even if the overlooked filing contains financial information. In light of the foregoing, the Company’s management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

(4)  See, e.g., Staff Comment Letter, Federal-Mogul Corporation, November 28, 2012; Staff Comment Letter, Dana Holding Corporation, July 20, 2011.

Form 10-K for the Year Ended December 31, 2012

Notes to the Consolidated Financial Statements, page 72

Comment No. 2

We are aware that your investment in MSC and share of MSC’s net income were recognized prior to the preparation of audited financial statements of MSC and that your MSC-related amounts for 2012 included an uncorrected error. Please tell us how you determined that no amendment of your financial statements is required given the subsequent audit and filing of MSC’s financial statements and provide us with a reconciliation of MSC’s assets and net income from Argentinean GAAP to US GAAP for 2012 to support your conclusion.

Response

As previously noted in our response to Comment No. 5 in our letter dated December 27, 2013, KPMG LLP audits the “Income from investment in MSC” and “Investment in MSC” financial statement line items for purposes of the McEwen Mining consolidated financial statements, based on financial statements of MSC prepared in accordance with U.S. GAAP. The standalone financial statements of MSC for the year ended December 31, 2012, included in our 2012 Form 10-K/A filed on April 25, 2014, are prepared under Argentine GAAP and are audited by a member firm of Ernst & Young.

The misstatement of $1.9 million occurred in the conversion from Argentine GAAP to U.S. GAAP. Since the error occurred as part of the conversion from Argentine GAAP to U.S. GAAP, the local MSC financial statements did not contain this misstatement, the audit opinion from Ernst and Young was unqualified and the audit and filing of the MSC financials did not affect our evaluation of the need to restate our 2012 financial statements.

As explained in Note 9. c) and g) of the 2012 MSC audited financial statements included in our 2012 Form 10-K/A, the principal difference between Argentine GAAP and U.S. GAAP with respect to the valuation of inventories relates to the different basis of calculating the depreciation and amortization (“D&A”) expense of capitalized fixed assets and other long-lived assets.

Under Argentine GAAP, MSC’s accounting policy is to include in its units-of-production (“UOP”) calculation an estimate of future development costs that will be necessary to extract the entire reserve and resource base from the mine. Further, for purposes of this UOP calculation, reserves and resources include both proven and probable reserves, as well as measured and indicated resources expected to be converted into reserves. Under U.S. GAAP, the basis of the UOP calculation includes only proven and probable reserves, as defined by SEC Industry Guide 7.

In calculating the amount of D&A in inventory, MSC erroneously used the D&A expense as calculated using both proven and probable reserves, as well as measured and indicated resources, rather than using proven and probably reserves only, in accordance with the U.S. GAAP methodology. As a result of this error, the valuation of the inventory balance at December 31, 2012 under U.S. GAAP was overstated, while Production Costs Applicable to Sales was understated, resulting in a net income overstatement, net of deferred taxes, of $3.9 million for the year ended December 31, 2012 ($1.9 million for the Company on a 49% attributable basis).

Since the misstatement occurred as part of the conversion to U.S. GAAP, the reconciliation from Argentine GAAP to U.S. GAAP was not a factor considered in the determination of materiality of the error. Nonetheless, for your reference, we have attached the reconciliation from Argentine GAAP to U.S. GAAP prepared by MSC in Schedule “A”, where you will note that the error occurred in the “U.S. GAAP Adjustments” column.

We also note that, because MSC is a foreign business, the Company is permitted to file MSC’s financial statements in an amendment to our annual report on Form 10-K up to six months after MSC’s fiscal year end, which due date occurs months after the Company files its financial statements in the Form 10-K. The subsequent audit and filing of MSC’s financial statements in the normal course does not require the Company to amend its financial statements, and the subsequent audit and filing of MSC’s 2012 financial statements in the present case similarly does not in itself result in a requirement for the Company to amend its 2012 financial statements. A determination that the error was material would have resulted in the Company amending its 2012 financial statements, but as discussed in further detail in response to Comment No. 3 below, we concluded that the error was not material.

Comment No. 3

You stated in a response to Comment 11 (sic) from out (sic) letter dated December 13, 2013 that you believed the $1.9 million overstatement of your share of MSC income was not material both quantitatively and qualitatively. Although the effect of the error did not result in changing consolidated net income from a loss to a gain or vice versa, the 49% equity pick-up of MSC’s income itself was material in reducing the 2012 consolidated net loss and it therefore appears to us that any overstatement of MSC’s net income would be presumed to (sic) material to your financial statements. Please tell us how you analyzed this point in reaching your conclusion that the error was not material to your 2012 financial statements.

Response

Based on guidance provided in SEC Staff Accounting Bulletins (SAB) 99 and 108, we concluded that the error of $1.9 million was not material. While we recognize that the error related to a segment that is significant to the Company’s operations and profitability, it is still necessary to evaluate whether the misstatement was material taking into consideration the financial statements as a whole, as well as other factors, as not every misstatement relating to an important segment is to result in a restatement. Our conclusion that the error was not material was based on the significance of the error relative to the financial statements as a whole, and based on the fact that the line items that were affected by the error are not heavily focused on by the primary users of our financial statements.

Below is a summary of the factors we considered in our analysis. Portions of this explanation have been previously outlined in our letters dated December 27, 2013 and January 28, 2014 (Comments No. 13 and 3, respectively). However, we have combined our prior responses and added additional discussion for convenience and to provide a more comprehensive analysis.

Quantitative Analysis of Materiality

The tables below illustrate the quantitative impact of the overstatement and pro-forma adjustment on key line items in our Statement of Operations, Balance Sheet, and Statement of Cash Flow as of and for the year ended December 31, 2012, as well as the impact of the error on non-GAAP measures, which we believe are important to users of our financial statements.

Consolidated Statement of Operations

For the year ended
December 31, 2012
Impact on Consolidated Statement of Operations

Income from investment in MSC - as reported	20,835
Increase / (Decrease) as a result of the error	(1,921)
Income from investment in MSC - as if adjusted	18,914
% change to “as reported”	-10.2%

Loss before income taxes - as reported	(93,898)
Increase / (Decrease) as a result of the error	(1,921)
Loss before income taxes - as if adjusted	(95,819)
% change to “as reported”	2.0%

Net loss - as reported	(66,654)
Increase / (Decrease) as a result of the error	(1,921)
Net loss - as if adjusted	(68,575)
% change to “as reported”	2.8%

Net loss per common share (basic and diluted) - as reported	(0.26)
Increase / (Decrease) as a result of the error	(0.01)
Net loss per common share (basic and diluted) - as if adjusted	(0.26)
% change to “as reported”	2.8%

In determining the materiality of the error, we first considered the effect of the error on our overall consolidated results of operations. We noted that the quantitative effect of the error on Net Loss and Net Loss per Common Share for the year ended December 31, 2012 did not exceed the general “rule-of-thumb” threshold of 5%. The error represented an impact of 2.8% for both Net Loss, and Net Loss Per Share — although due to rounding, the corrected Net Loss Per Share would have remained at $(0.26).

In your letter, you correctly point out that the error relates to a segment that is of significance to our Company’s operations and profitability, which, in accordance with SAB 99, might render the misstatement material. We acknowledge that MSC represents an important asset to our Company, and that the error amounted to 10.2% of the line item “Income from Investment in MSC”. However, we note that that the corrected balance of $18.9 million was still significantly positive compared to the uncorrected amount of $20.8 million. Given our net loss excluding the “Income from Investment in MSC” was $87.5 million, whether the reduction of net loss was $20.8 million (a 23% reduction) as originally reported or $18.9 million (a 21% reduction) as corrected is not a material difference.

Further, we do not believe that an investor would have changed their view of our performance as a result of the impact of the error on this line item alone.  As we discuss in further detail in the “Qualitative Analysis of Materiality” section, we believe that users of our financial statements, in their evaluation of the performance of our Company in general and of San José in particular, tend to focus on production metrics, operating cash flows, exploration results, and other non-GAAP measures.

Consolidated Balance Sheet

As at
December 31, 2012
Impact on Consolidated Balance Sheet

Investment in MSC - as reported	273,948
Increase / (Decrease) as a result of the error	(1,921)
Investment in MSC - as if adjusted	272,027
% change to “as reported”	-0.7%

Total assets - as reported	1,150,937
Increase / (Decrease) as a result of the error	(1,921)
Total assets - as if adjusted	1,149,016
% change to “as reported”	-0.2%

Shareholders’ equity - as reported	889,591
Increase / (Decrease) as a result of the error	(1,921)
Shareholders’ equity - as if adjusted	887,670
% change to “as reported”	-0.2%

The quantitative effect of the error on the Consolidated Balance Sheet as of December 31, 2012 was 0.2% of total assets, and did not exceed the general “rule-of-thumb” threshold of 0.5% of total assets (which is the basis of determination of our materiality threshold). The impact on the “Investment in MSC” line was also insignificant, at 0.7%, while the impact on Shareholders’ Equity was 0.2%.

Consolidated Statement of Cash Flow

For the year ended
December 31, 2012
Impact on Consolidated Cash Flow Statement

Cash used in operating activities - as reported	(47,670)
Increase / (Decrease) as a result of the error	—
Cash used in operating activities - as if adjuted	(47,670)
% change to “as reported”	0.0%

MSC is an equity investee in which the Company holds a minority non-operating interest (as opposed to being a wholly owned subsidiary controlled by the Company). As such, the role that MSC plays in the Company’s operations and profitability is largely in the form of cash inflows through dividend payments.  As such, we do believe that the cash flow statement is of importance to the users of the financial statements. We note that the error did not relate to dividends received from MSC or MSC’s capacity to pay dividends in the future, and had no impact on the Company’s operating cash flows. As the error would have resulted in offsetting corrections within operating activities, there was no impact on the classification between operating, investing, and financing activities.

Non-GAAP measures

Impact on Non-GAAP financial measures

Total cash costs per ounce of gold sold - as reported	760
Increase / (Decrease) as a result of the error	18
Total cash costs per ounce of gold sold - as adjuted	778
% change to “as reported”	2.3%

Total cash costs per ounce of silver sold - as reported	13.90
Increase / (Decrease) as a result of the error	0.35
Total cash costs per ounce of siver sold - as adjuted	14.25
% change to “as reported”	2.5%

All-in sustaining costs per ounce of gold sold - as reported	1,208
Increase / (Decrease) as a result of the error	18
All-in sustaining costs per ounce of gold sold - as adjuted	1,226
% change to “as reported”	1.5%

All-in sustaining costs per ounce of silver sold - as reported	22.11
Increase / (Decrease) as a result of the error	0.35
All-in sustaining costs per ounce of siver sold - as adjuted	22.45
% change to “as reported”	1.6%

As discussed in further detail below in the section “Qualitative Analysis of Materiality”, we believe that in their evaluation of the performance of junior mining companies, users of our financial statements tend to focus heavily on production metrics, exploration results, and other non-GAAP measures including Total Cash Costs and All-In Sustaining Costs. While the error did not relate to a misstatement in our production figures or exploration results, it did impact the calculation of Total Cash Costs and All-In Sustaining Costs, although not to a material extent: the impact on Total Cash Costs for the year ended December 31, 2012 was 2.5%, and 1.6% on All-In Sustaining Costs. Nonetheless, given the significance analysts and investors put on these metrics, we presented adjusted comparative 2012 figures upon discovering the error in the first quarter of 2013, which we disclosed in our Form 10-Q for the quarter ended March 31, 2013.

Qualitative Analysis of Materiality

Items of Significance to Users of the Financial Statements

As noted above, we are aware that the impact of the error on the “Income from Investment in MSC” line was quantitatively significant. However, materiality must be considered in reference to other factors, including the impact of the error on investors, and we do not believe that an investor would generally have changed their view of our performance as a result of the misstatement in this line item. We had three analysts that covered our Company at the time we released our results for the year ended December 31, 2012, and four analysts covering our Company when we released our first quarter 2013 results.  In all cases, as demonstrated in reports issued by them (excerpts of which are attached in Schedule “B”), the metrics analysts focused on the most were:

•                  Production metrics, such as a gold and silver ounces produced, grades mined, recovery rates and strip ratios;

•                  Operating costs in accordance with non-GAAP measures such as total cash costs, all-in sustaining costs, and costs per tonne;

•                  Cash flow and cash flow per share, and cash flow items such as dividends received from MSC, capital expenditures, requirements, and commitments;

•                  Reserve and resource estimates, exploration/drilling results and information from technical reports; and

•                  Cash and working capital.

It is clear that as a mining company, the metrics to which analysts pay the most attention are related to production statistics while other discussion tends to focus on exploration results, development status/pipeline, geopolitical issues, among others.

We also note that none of the reports covering the fiscal quarter ended March 31, 2013 (quarter during which the error was discovered and disclosed in the notes to our financial statements) made mention of the misstatement. In addition, no investor, analyst or other third party asked management to provide further information on the error.

Other considerations in the determination of materiality — SAB 99 and 108

In addition to the above factors, we have also evaluated the following qualitative considerations, in accordance with guidance provided in SAB 99 and 108.

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The misstatement did not arise from any estimates. The error resulted from applying an incorrect number in the valuation of inventory. Although the misstatement arose from an item capable of precise measurement, the error was not intentional.

Whether the misstatement masks a change in earnings or other trends.

No. On a consolidated basis, we have been in a net loss position since inception. Even after correcting for the error, we still would have been in a net loss position. With respect to the “Income from Investment in MSC” line, since we acquired MSC in 2012, there was no trend or expectation with respect to this amount.

Whether the misstatement hides a failure to meet analysts’ consensus expectations.

No. As discussed above, analysts’ expectations tend to focus on production metrics, operating cash flows, exploration results, and other non-GAAP measures.

Whether the misstatement changes a loss into income or vice versa.

No. The effect of the misstatement does not change a loss into income or vice versa in any of the prior periods affected.

Whether the misstatement concerns a segment or other portion of our business that has been identified as playing a significant role in our operations or profitability.

Yes. The misstatement relates to a significant segment of our Company. However, as noted previously, the line items affected by the error are of lesser significance compared to metrics such as production statistics, operating cash flows, exploration results and non-GAAP measures. In addition, we publicly identify several other properties that we consider significant to our operations, and we expect these other properties to contribute significantly to our future profitability. We anticipate that MSC’s production will remain essentially flat in coming years and that MSC’s relative contribution to the Company’s overall production and profitability will decline as the Company’s other properties (the El Gallo and Gold Bar mines in particular) ramp up production.

In SAB 99, the Staff provided an example in which a misstatement of the revenue and operating profit of a relatively small segment that is represented by management to be important to the future profitability of the entity is more likely to be material to investors than a misstatement in a segment that management has not identified as especially important (see text around footnote 21). MSC represents the opposite of the SAB 99 example: MSC is quantitatively important now but is expected to become less important in the near future. In the present case, we have represented that MSC is a significant source of current dividends to the Company but that its relative importance to the Company will decline as other properties contribute to production. MSC is consequently not more significant than its quantitative impact on the Company’s financial results would suggest, and we have concluded, and our independent auditors have concurred, that the misstatement is not qualitatively material.

Whether the misstatement affects the company’s compliance with regulatory requirements.

No regulatory requirements have been affected by the misstatement. Our primary regulatory requirements relate to the operations of our mines (ownership stake, permitting, environmental compliance). None of these regulatory requirements are impacted by the results of our financial reporting activities.

Whether the misstatement affects the company’s compliance with loan covenants or other contractual requirements.

No. We have no debt or other contractual requirement that is dependent on our financial reporting activities.

Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

No. There are no incentive compensation plans that were impacted by the misstatement.

Whether the misstatement involves concealment of an unlawful transaction.

No. The misstatement does not involve the concealment of any unlawful transactions and the misstatement is not deemed to be an unlawful act.

Whether the misstatement was intentional by management.

No. The misstatement was not an intentional act.

Whether trends in the stock price of the company were substantially affected.

We do not believe that any trends in our stock price were substantially affected by the misstatement. Our stock price is fairly volatile, and ranged from $1.75 to $3.96 with an average of $2.71 for the period from January 1, 2013 to May 31, 2013 (period during which both the Form 10-K for the year ended December 31, 2012 and Form 10-Q for the quarter ended March 31, 2013 were released — March 11, 2013, and May 8, 2013, respectively). However, there is no correlation between the line items that were impacted by the error and our share price. The volatility in our stock price is mostly driven by movements in the market price of gold. McEwen Mining had a beta to gold price of 2.8 during the January 1, 2013 to May 31, 2013 period. This is also illustrated in the chart below, where we note that fluctuations in the Company’s share price closely follow movements in the gold price.

Conclusion

We recognize that the error represented an impact of 10.2% on our Income from Investment in MSC, and related to a segment that is significant to the Company’s operations and profitability. However, we do not believe that the error was material given that the line item in question is not a primary focus for the users of our financial statements. Further, the error does not impact our statement of cash flows, and does not represent a significant portion of our total net loss, total assets, or non-GAAP measures which investors and analysts rely on. There were also no other qualitative factors that would render the error material.

The Company also hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact the undersigned at 647-258-0395.

Sincerely,

MCEWEN MINING INC.

/s/ Perry Y. Ing
Perry Y. Ing
Vice President & Chief Financial Officer

cc:                                Mr. Robert McEwen, Chief Executive Officer — McEwen Mining Inc.

Mr. Nils F. Engelstad, Vice President and General Counsel — McEwen Mining Inc.

Mr. Richard W. Brissenden, Chair of the Audit Committee — McEwen Mining Inc.

Mr. Mark Irwin, Audit Partner — KPMG LLP

Schedule “A”

Argentina to U.S. GAAP Reconciliation of Assets and Net Income

As of and for the year ended December 31, 2012

(Amounts in thousands)

MINERA SANTA CRUZ S.A.

BALANCE SHEET AS AT DECEMBER 31, 2012

ARGENTINE GAAP TO U.S. GAAP RECONCILIATION

	As at December 31, 2012
					U.S.			U.S.
	Argentine	Argentine	U.S. GAAP		GAAP	Correction to		GAAP
	GAAP	GAAP	Adjustments		(with misstatement)	U.S. GAAP Adjustments		(restated)
	(in Argentine	(in U.S.	(in U.S.	Note	(in U.S.	(in U.S.	Note	(in U.S.
	pesos)	dollars)	dollars)	Ref.	dollars)	dollars)	Ref.	dollars)
ASSETS

Cash	85,294	17,486	6,028	A	23,513	—		23,513
Investments	29,404	6,028	(6,028)	A	—	—		—
Accounts receivable from related parties	101	21	—		21	—		21
Trade and other accounts receivable, net	213,138	43,694	3,455	A	47,149	—		47,149
Inventories, net	135,137	30,472	6,538	B, C	37,010	(6,032)	C.1	30,978
Prepaid and tax expenses	121,611	24,941	607	A	25,548	—		25,548
Derivative financial instruments - asset	1,000	149	—		149	—		149
Total current assets	585,686	122,790	10,600		133,390	(6,032)		127,358

Long-term other accounts receivable	1,188	244	—		244	—		244
Property, plant & equipment	756,649	219,688	(14,462)	B, D, E, F	205,226	—		205,226
Evaluation and exploration expenses	61,833	17,942	(17,942)	G	—	—		—
Intangible assets, net	112,175	15,228	(3,750)	B	11,478	—		11,478
Non-current portion of prepaid tax and expense	30,413	6,233	—		6,233	—		6,233
Total non-current assets	962,258	259,334	(36,154)		223,181	—		223,181

TOTAL ASSETS	1,547,944	382,124	(25,555)		356,571	(6,032)		350,539

MINERA SANTA CRUZ S.A.

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2012

ARGENTINE GAAP TO U.S. GAAP RECONCILIATION

	For the year ended December 31, 2012
					U.S.			U.S.
	ARGENTINE	ARGENTINE	U.S. GAAP		GAAP	Correction to		GAAP
	GAAP	GAAP	Adjustments		(with misstatement)	U.S. GAAP Adjustments		(restated)
	(in Argentine	(in U.S.	(in U.S.	Note	(in U.S.	(in U.S.	Note	(in U.S.
	pesos)	dollars)	dollars)	Ref.	dollars)	dollars)	Ref.	dollars)

Net sales	1,441,039	310,384	—		310,384	—		310,384
Costs of Sales	(655,686)	(149,911)	(10,007)	B, C	(159,918)	(6,032)	C.1	(165,950)
Gross profit	785,354	160,473	(10,007)		150,466	(6,032)		144,434

Exploration expenses	(29,879)	(6,580)	(7,876)	G	(14,456)	—		(14,456)
Administrative expenses	(50,039)	(10,785)	(42)	B	(10,827)	—		(10,827)
Selling expenses	(152,916)	(33,457)	—		(33,457)	—		(33,457)
Financial expenses and holding losses, net	(23,944)	(2,916)	(45)	E	(2,961)	—		(2,961)
Other income (expenses), net	6,553	(1,653)	(272)	F	(1,925)	—		(1,925)
Foreign exchange gain (loss)	(519)	(659)	1,177		518	—		518
Income before income tax	534,610	104,423	(17,065)		87,358	(6,032)		81,326

Income tax	(175,717)	(38,019)	31,862		(6,157)	2,091	C.1	(4,066)
Net income	358,894	66,404	14,797		81,201	(3,941)	C.1	77,260

RECONCILIATION TO INCOME FROM INVESTMENT IN MSC:
Net income for the year ended December 31, 2012					81,201	(3,941)	C.1	77,260
Less: Net income from January 1, 2012 to January 24, 2012 (date of acquisition) (1)					(29,567)	—		(29,567)
Net income from January 25, 2012 to December 31, 2012 (1)					51,634	(3,941)	C.1	47,693
Net income from January 25, 2012 to December 31, 2012 attributable to McEwen Mining (49%)					25,301	(1,931)	C.1	23,370
Less: Amortization of fair value increments					(4,466)	—		(4,466)
Income on investment in MSC					20,835	(1,931)	C.1	18,904

(1) The Statement of Income presented above is for the full fiscal year ended December 31, 2012. Since the acquisition of Minera Andes Inc. closed on January 24, 2012, MSC only reported to McEwen Mining its net income from January 25, 2012 to December 31, 2012.

A)                                                Presentation differences

Cash and Investments: Investments that are considered “cash equivalents” under U.S. GAAP are shown separately under Argentine GAAP. Under U.S. GAAP, these two balances are aggregated under the caption “Cash and cash equivalents”.

Other receivables: Relates to the reclassification of items shown as contra-liabilities under Argentine GAAP, but categorized as assets under U.S. GAAP. $3.5 million (16.9 million Argentine pesos) relates to the mark-to-market of sales which were provisionally priced and are expected to final-settle in the future.

Prepaid expenses:  Relates to the reclassification of items shown as contra-liabilities under Argentine GAAP, but categorized as assets under U.S. GAAP. $0.6 million (3.1 million Argentine peso) relates to a prepayment of royalties.

B)                                                Depreciation and amortization

Under both Argentine and U.S. GAAP, depreciation and amortization is charged to production costs on a units-of-production (“UOP”) basis for capitalized mine development costs, mine buildings, installations and property, plant and equipment used in the mining production process, unless the straight-line depreciation method is considered more appropriate based on the type of asset being depreciated.

Under Argentine GAAP, there is no specific guidance on the reserves, or reserves and resources, measurement to be used in the calculation of UOP depreciation, or on how the assumptions within the reserve estimates should be calculated or approximated. Consequently, practice varies as to how reserves are incorporated into the calculation of depreciation. MSC’s accounting policy is to include in its UOP calculation an estimate of future development costs that will be necessary to extract all of the reserve and resource base from the mine. Further, for purposes of the UOP calculation, reserves and resources include both proven and probable reserves, as well as measured and indicated resources expected to the be converted into reserves.

Under U.S. GAAP, the basis of the UOP calculation includes only proven and probable reserves, as defined in the SEC Industry Guide 7.

C)                                                Valuation of inventories

Under Argentine GAAP, inventories, which include stockpiles, concentrates and doré, should be accounted for at reproduction cost, which is the price the Company would pay at any given time to reproduce such inventory.

Under US GAAP, inventories are stated at the lower of cost or market, with cost being determined using the weighted average cost method. However, this difference in accounting policy does not give rise to material differences for the Company, as the Company considers the best estimate of reproduction costs to be production costs as determined by applying the absorption costing method.

For this purpose, costs of production include:

•                  costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;

•                  depreciation of property, plant and equipment used in the extraction and processing of ore; and

•                  related production overheads (based on normal operating capacity).

Further, as discussed in Note B) above, since the basis for depreciation and amortization differs under Argentine GAAP compared to U.S. GAAP, the amount included in the inventory also differs. As a result, the carrying value of inventories under Argentine GAAP differs from the value of inventories under U.S. GAAP.

Under Argentine GAAP, materials, which include material, parts and supplies, are accounted for at their replacement costs.

Under U.S. GAAP, materials are valued at the lower of average cost or net realizable value.

C.1)                                       Misstatement

It is in this adjustment to arrive at U.S. GAAP that the misstatement arose. The amount of depreciation and amortization expense charged against inventory was erroneous (MSC applied the depreciation and amortization expense as calculated under IFRS as opposed to U.S. GAAP). The result was an overvaluation of Inventory and an understatement of Costs of Sales of $6.0 million. After tax, the impact on Net income was $3.9 million on a 100% basis, and $1.9 million on a 49% attributable basis.

D)                                                Mine development costs

Under Argentine GAAP, costs associated with developments of mining properties are capitalized and presented in the property, plant and equipment line on the balance sheet.

Under U.S. GAAP, capitalization of mine development costs begins once all operating permits have been secured, mineralization is classified as proven and probable reserves and a final feasibility study has been completed. Costs incurred before mineralization is classified as proven and probable reserves are expensed.

E)                                            Asset retirement obligations

U.S. GAAP requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the credit-

adjusted risk-free rate as of the date that the layer was created. Measurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled.

Argentine GAAP is similar to U.S. GAAP with respect to asset retirement obligations, except for a change in the discount rate which is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate that reflects current market assessments of the time value of money and the risks specific to the liability, with the change added or reduced from the related asset.

F)                                             Impairment of long-lived assets

Under Argentina GAAP, long-lived assets must be reviewed at the end of each reporting period for reversal indicators. If appropriate, impairment loss should be reversed up to the new estimated recoverable amount, not to exceed the initial carrying amount adjusted for depreciation. Under U.S. GAAP, reversal of impairment losses are prohibited.

G)                                           Evaluation and exploration expenses

Under Argentine GAAP, evaluation and exploration expenses are capitalized when the future economic benefit of the project can be reasonably assured. Evaluation and exploration costs are reclassified to property, plant, and equipment when mining from the respective area commences.

Under U.S. GAAP, all evaluation and exploration costs are expensed as incurred.

Schedule “B”

Excerpt from analyst reports

Analyst Report # 1

•                  The company reported production consistent with guidance, with cash costs coming in modestly below guidance. El Gallo 1 is operating above design capacity, and Phase 2 is on track for submission of permits in 1Q13.

•                  We believe the company has followed through on goals and expect similar results in advancing El Gallo Phase 2, which looks to increase production from 105,000 oz AuEq in 2012 to 290,000 oz by 2015.

•                  Dividends received from the company’s 49% interest in San Jose will be spent on expenditures at the company’s Los Azules Copper Project in Argentina. A PEA is expected at the property in 3Q13, which will incorporate a larger resource.

•                  The company anticipates 2013 production to be approximately 130,000 oz AuEq (72,310 gold ounces and 3,000,000 silver ounces); production is to come from San Jose and El Gallo 1. Cash costs for 2013 are expected to be between $800-$900/oz AuEq. All-in sustaining costs are estimated at $1,200 - $1,325 per gold equivalent ounce. All-in sustaining costs include operational, development, exploration, royalties, and reclamation costs.

•                  McEwen Mining ended the year with cash and liquid assets of $79MM.

Analyst Report # 2

Q2/2012 Gold and Silver Production at San Jose Slightly Ahead of Guidance and our Estimates. The San Jose Mine in Santa Cruz Province of Argentina, the company’s flagship gold-silver mine, produced 1.5 million ounces of silver and 21,946 ounces of gold (100% basis, 49% net to McEwen Mining) for the Q2/2012 (ending June 30 2012). Q2/2012 precious metals production was slightly above our estimates (1.37 million ounces of silver and 21,000 ounces of gold), it exceeds Q1/2012 silver production by 10% and gold production by 8% and brings MUX-attributable production year to date to 20,728 gold ounces and 1.4 million silver ounces.

Sales and Cash Flows Lagged Production in Q2/2012 — As highlighted in our note of July 17 2012, approximately 44% of gold and silver sales were delayed in the quarter due to changes in the export revenue repatriation requirements in Argentina related to the timing of revenue repatriation. Full sales resumed at the end of the quarter following clarification of the legislation and the company plans to sell the remaining inventory from Q2/2012 in Q3/2012. The company received no distributions from San Jose in the quarter, however a small dividend ($2.1 million) was paid subsequent to quarter end (July 2012) — which the company elected to keep in Argentina to fund its upcoming drill campaign at Los Azules.

Schedule “B”

Excerpt from analyst reports

(Continued)

Analyst Report # 3

San Jose, Argentina (49%)

• Attributable production of 23,037 oz AuEq (10,328 oz Au and 661,915 oz Ag) at a cash cost of $966/oz

• Head grade increased to 6.87 g/t for gold (versus 5.8 g/t for 2012) and silver grade was up to 459 g/t (versus 417 g/t for 2012)

• Higher grades were offset by lower recoveries

• Costs were higher than the prior quarter ($840/oz), all of 2012 ($778/oz) and company guidance due to a work stoppage and error in estimating

• Our estimate was for production of 25,600 oz AuEq at a cost of $796/oz

INVESTMENT OPINION & ACTION

The update was overall mildly positive. Results missed the mark at San Jose, but this was expected as we knew that a disruption due to illness impacted several days of production in the quarter. At El Gallo results were positive, especially when considering that this is the first quarter of commercial production. Cash costs were much lower than forecasted (although all-in sustaining costs were higher due to pre-stripping). We are maintaining our price target of $3.15 and our Buy recommendation.

Analyst Report # 4

San José, Argentina

San José is forecast to produce 6.4 million ounces of silver and 96,000 ounces of gold on a 100% basis in 2013. We model 6.26 million ounces of silver and 92,300 ounces of gold.

A resource and reserve update is scheduled for April 2013.

There was no specific guidance on timing of dividends from the joint venture company, although McEwen Mining does have a $50 million intra-company loan that allows it to send dividends out of Argentina.